As filed with the Securities and Exchange Commission on September 11 , 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

AMENDMENT NO. 1
to
FORM T-3

APPLICATION FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Energy XXI Gulf Coast, Inc.
(Name of Applicant)

1021 Main Street, Suite 2626
Houston, Texas 77002
(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount
16% Second Lien Junior Secured Notes due 2014, Series A	Up to $288,000,000 aggregate principal amount
16% Second Lien Junior Secured Notes due 2014, Series B	Up to $89,000,000 aggregate principal amount

Approximate date of proposed public offering:
October 2, 2009

Name and address of agent for service:
Ben Marchive
President
Energy XXI Gulf Coast, Inc.
1021 Main Street, Suite 2626
Houston, Texas 77002
(713) 351-3000

With copy to:
T. Mark Kelly
Vinson & Elkins LLP
1001 Fannin, Suite 2500
Houston, Texas 77002
(713) 758-2222

The applicant hereby amends this Application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supercede this Application, or (ii) such date as the Commission, acting pursuant to Section 307 (c) of the Act, may determine upon the written request of the Applicant.

EXPLANATORY NOTE

This Amendment No. 1 to Application for Qualification of Indenture on Form T-3 (File No. 022-28903), filed by Energy XXI Gulf Coast, Inc. (the "Applicant") with the Securities and Exchange Commission on September 4, 2009 (the "Application"), is being filed solely to include the information to the cover page to the Application. All other information in the Application is unchanged and has been omitted.

Contents of application for qualification.  This application for qualification comprises:

(a)           Pages numbered 1 to 12, consecutively.

(b)           The statement of eligibility and qualification on Form T−1 of Wilmington Trust FSB, as Trustee under the Indenture to be qualified (included as Exhibit 25.1 hereto).

(c)           The following Exhibits in addition to those filed as part of the Form T−1 statement of eligibility and qualification of the Trustee:

Exhibit T3A.1	Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.6 to the Company’s Registration Statement on Form S-4 filed August 22, 2007 (File No. 333-145639)).

Exhibit T3B.1	Bylaws of the Company (incorporated by reference to Exhibit 3.7 to the Company’s Registration Statement on Form S-4 filed August 22, 2007 (File No. 333-145639)).

Exhibit T3C*	Form of Indenture between the Company and Wilmington Trust FSB, as Trustee

Exhibit T3D	Not applicable.

Exhibit T3E.1*	Offering Circular and Consent Solicitation Statement dated September 4, 2009

Exhibit T3E.2*	Letter of Transmittal dated September 4, 2009

Exhibit T3E.3*	Letter to Clients, dated September 4, 2009

Exhibit T3E.4*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 4, 2009

Exhibit T3E.5*	Press Release of the Company dated September 4, 2009

Exhibit T3F*
Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C hereto).

Exhibit 25.1*	Statement of eligibility and qualification of the Trustee on Form T−1.

* Previously filed with the Form T-3 filed on September 4, 2009.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Energy XXI Gulf Coast, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on the 11th day of September, 2009.

(Seal)

ENERGY XXI GULF COAST, INC.

By:	/s/ Rick Fox
Name: Rick Fox
Title: Chief Financial Officer

Attest:

By:	/s/ David West Griffin
Name: David West Griffin
Title: Director